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                            March 17, 2023

       Mike Pykosz
       Chief Executive Officer
       Oak Street Health, Inc.
       30 W. Monroe Street, Suite 1200
       Chicago, Illinois 60603

                                                        Re: Oak Street Health,
Inc.
                                                            Preliminary Proxy
on Schedule 14A
                                                            Filed March 9, 2023
                                                            File No. 001-39427

       Dear Mike Pykosz:

              We have reviewed your filing and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy on Schedule 14A, Filed March 9, 2023

       General

   1.                                                   It appears that Mike
Pykosz, the company   s Chief Executive Officer, Chairman and
                                                        Director, will remain
the Chief Executive Officer of the company upon the closing of the transaction. Please
tell us the role of the CEO and possibly other senior management who were involved in the
negotiations and why you believe no such person is an affiliate engaged, directly or
indirectly, in the going private transaction. For guidance, refer to
                                                        Questions 201.01 and
201.05 of the Division of Corporation Finance   s Compliance and
                                                        Disclosure
Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and
                                                        Schedule 13E-3.
 Mike Pykosz
FirstName
Oak Street LastNameMike Pykosz
           Health, Inc.
Comapany
March      NameOak Street Health, Inc.
       17, 2023
March2 17, 2023 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jordan Nimitz at 202-551-5831 or Celeste Murphy at 202-551-3257
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Daniel Wolf, Esq.